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SEC Mail Processing Section

MAR 01 2018

Washington DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-049568

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LoCorr Distributors, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

687 Excelsior Blvd
(No. and Street)

Excelsior	Minnesota	55331
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jon C. Essen (952)767-6900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name – *if individual, state last, first, middle name*)

1514 Old York Road	Abington	PA	19001
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jon C. Essen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LoCorr Distributors, LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

DARIK R HOFF
Notary Public
Minnesota
My Commission Expires
Jan 31, 2022

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LoCorr Distributors, LLC
TABLE OF CONTENTS
December 31, 2017

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

17 BATTERY PLACE, 11th FLOOR
NEW YORK, NY 10178
(212) 709-9512

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
LoCorr Distributors, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of LoCorr Distributors, LLC (the "Company") as of December 31, 2017, the related statements of income, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

Sanville + Company

We have served as the Company's auditor since 2012
Abington, Pennsylvania
February 26, 2018

LoCorr Distributors, LLC
Statement of Financial Condition
December 31, 2017

Assets

Cash	$	626,031
Accounts receivable		285,752
Receivable from related entity		384,252
Receivable from non-customer		347,579
Furniture and equipment - at cost $117,771		
less accumulated depreciation of $15,144		102,626
Software - at cost $24,100		
less accumulated amortization of $23,207		893
Prepaid expenses		60,722
Total assets	$	1,807,855

Liabilities and Member's Equity

Liabilities		
Commissions payable	$	529,445
Accounts payable and accrued expenses		178,581
Total liabilities		708,026
Member's equity		1,099,829
Total liabilities and member's equity	$	1,807,855

The accompanying notes are an integral part of these financial statements.

LoCorr Distributors, LLC
Statement of Income
For the Year Ended December 31, 2017

Revenue		
Commissions	$	6,982,923
Total revenue		6,982,923
Expenses		
Salaries, commissions and benefits		4,442,089
Marketing and promotional expenses		218,032
Rent and occupancy costs		113,712
Regulatory costs		58,227
Technology and communications expenses		153,798
Travel expenses		1,536,858
Other expenses		319,396
Total expenses		6,842,112
Net income	$	140,811

The accompanying notes are an integral part of these financial statements.

LoCorr Distributors, LLC

Statement of Changes in Member's Equity

For the Year Ended December 31, 2017

Balances at January 1, 2017	$ 1,459,018
Net income	140,811
Distribution to parent	(500,000)
Balances at December 31, 2017	$ 1,099,829

The accompanying notes are an integral part of these financial statements.

LoCorr Distributors, LLC

Statement of Changes in Liabilites Subordinated to Claims of General Creditors

For the Year Ended December 31, 2017

Subordinated borrowings at January 1, 2017	$	-
Increases:		-
Decreases:		-
Subordinated borrowings at December 31, 2017	$	-

The accompanying notes are an integral part of these financial statements.

LoCorr Distributors, LLC
Statement of Cash Flows
For the Year Ended December 31, 2017

Cash flows from operating activities:		
Net income	$	140,811
Adjustments to reconcile net income to net cash flows used in operating activities:		
Depreciation & amortization		11,995
Changes in assets and liabilities:		
(Increase) decrease in assets:		
Accounts receivable		(101,121)
Due from related entity		(122,584)
Prepaid expenses		(19,177)
Increase (decrease) in liabilities:		
Commissions payable		(103,997)
Accounts payable and accrued expenses		(56,367)
Net cash flow used in operating activities		(250,440)
Cash flows from investing activities:		
Purchase of propoerty and equipment		(102,626)
Net cash flow used in investing activities		(102,626)
Cash flows from financing activities:		
Distribution to parent		(500,000)
Net cash flow used in financing activities		(500,000)
Net decrease in cash		(853,066)
Cash at beginning of year		1,479,097
Cash at end of year	$	626,031
Supplemental disclosures of cash flow information		
Cash paid during the year for:		
Interest	$	-
Income taxes	$	-

The accompanying notes are an integral part of these financial statements.

1. Organization

LoCorr Distributors, LLC ("the Company") is a registered broker dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the National Futures Association (NFA). The Company is incorporated under the laws of the state of Minnesota and is a wholly-owned subsidiary of Octavus Group, LLC (Parent) and acts as a wholesaler of alternative investments. The Company, like other broker dealers, is directly affected by general economic and market conditions, including fluctuations in volume and price level of securities, changes in interest rates and securities brokerage services, all of which have an impact on the Company's liquidity.

2. Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Company:

The Company considers all highly liquid debt instruments having original maturities of three months or less at the date of purchase to be cash equivalents.

Cash and Cash Equivalents – The Company includes as cash and cash equivalents amounts invested in money market funds.

At times during the year, the Company's cash accounts exceeded the related amount of federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk.

Revenue – Securities transactions (and related commission revenue and expense, if applicable) are recorded as earned.

Income taxes – No provision for income taxes is presented in these financial statements as income or loss from operations is includable in the member's income tax return.

The Company recognizes and discloses uncertain tax positions in accordance with accounting principles generally accepted in the United States of America (GAAP). GAAP requires management of the Company to analyze all open tax years, fiscal years 2014-2017, as defined by IRS statute of limitations for all major industries, including federal tax authorities and certain state tax authorities. As of and during the period ended December 31, 2017, the Company did not have a liability for any unrecognized tax benefits. The Company has no examinations in progress and is not aware of any tax positions for which it is reasonably possible that the total tax amounts of unrecognized tax benefits will significantly change in the next twelve months.

Property and Equipment – Property and equipment consists of office furniture and equipment and is recorded at cost and reduced by accumulated depreciation. Depreciation is calculated using the straight-line method over five years, the estimated useful life of the assets. Depreciation expense for the year ended December 31, 2017 was $1,284.

Software – Software consists of program customization and implementation costs and is recorded at cost and reduced by accumulated amortization. Amortization is calculated using the straight-line method over three years, the estimated useful life of the assets. Amortization expense for the year ended December 31, 2017 was $10,711.

2. Summary of Significant Accounting Policies (Continued)

Off balance sheet loss and credit risk – The Company had no transactions involving derivatives and other off balance sheet financial instruments such as futures, exchange trades, over the counter options or mortgage backed securities and no off-balance sheet credit risk at December 31, 2017.

Accounts Receivables and Credit Policies – The receivable balance represents amounts due for monthly and quarterly fees from clients. Accounts receivable are stated at the amount billed. Management individually reviews all receivable balances and estimates an allowance if necessary. In the opinion of management at December 31, 2017, all receivables were considered collectible and no allowance was necessary.

Use of estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

Subsequent events - Management has evaluated the impact of all subsequent events, through February 26, 2018, the date at which the financial statements were available to be issued and has determined that there were no subsequent events requiring disclosure in these financial statements.

3. Computation for Determination of Reserve Requirements

The Company will operate in accordance with the exemptive provisions of section (k)(1) of SEC Rule 15c3-3.

4. Net Capital Requirements

Pursuant to the net capital provisions of the SEC and NFA, the Company is required to maintain net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2017 the Company had net capital and capital of $265,584 which was $218,382 in excess of its required net capital of $47,202. The Company's net capital ratio was 2.67 to 1.

5. Operating Lease

The Company operates in office space leased by its Parent under a lease that expires October 31, 2024. The Company's rent expense for the year ending December 31, 2017 was $113,712. Minimum future rentals under this lease are as follows at December 31, 2017:

2018: $ 449,760
2019: $ 480,000
2020: $ 480,000
2021: $ 480,000
2022: $ 480,000
Thereafter: $ 880,000

6. Related Party Transactions

The Company's Parent entity, through its wholly-owned subsidiary LoCorr Fund Management, LLC ("LFM"), a registered investment advisor, provides advisory services to LoCorr Investment Trust. LFM also has a minority investment in LoCorr Investment Trust for the year ended December 31, 2017. The Company shares services with a related party and invoices the related party for the shared cost. For the year ended December 31, 2017, shared services invoices totaled $5,496,094. The Company believes that the shared services receivable of $384,252 at December 31, 2017 is fully collectible. The Company also receives commissions based on a percentage of assets under management by LFM each period. For the year ended December 31, 2017, commissions totaled $6,292,769. The Company believes that the commissions receivable of $347,579 at December 31, 2017 is fully collectible.

7. Concentrations

The Company earned approximately 90% of its commission income and had 90% of its accounts receivables from LoCorr Investment Trust and LoCorr Fund Management for the year ended and as of December 31, 2017. The Company also earned 10% of its commission income and had 10% of its accounts receivables from another client for the year ended and as of December 31, 2017.

LoCorr Distributors, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2017 — Schedule I

COMPUTATION OF NET CAPITAL		
Total member's equity	$	1,099,829
Deduct member's equity not allowable for Net Capital:		-
Total member's equity qualified for Net Capital		1,099,829
Deductions and/or charges:		
Non-allowable assets:		
Accounts receivable		285,752
Receivable from related entity		384,252
Furniture and equipment, net		102,626
Software, net		893
Prepaid expenses		60,722
Total non-allowable assets		834,245
Net Capital	$	265,584
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness liabilities from Statement of Financial Condition		
Commissions payable	$	529,445
Accounts payable and accrued expenses		178,581
Total aggregate indebtedness	$	708,026
Percentage of aggregate indebtedness to Net Capital		267%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		-

LoCorr Distributors, LLC

Computation of Net Capital Under Rule 15c3-1

of the Securities and Exchange Commission

December 31, 2017 **Schedule I (continued)**

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital (6 2/3% of $708,026)	$	47,202
Minimum dollar Net Capital requirement of reporting broker or dealer and minimum Net Capital requirement	$	45,000
Net Capital requirement	$	47,202
Excess Net Capital	$	218,382
Net Capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital	$	194,781

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

<u>Computation of Net Capital Under Rule 15c3-1</u>

No material difference exists between the broker's most recent, unaudited, Part IIA filing and the Annual Audit Report.

LoCorr Distributors, LLC
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2017 Schedule II

The Company is exempt from the provisions of Rule 15c3-3 in accordance with Section (k)(1).

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation for Determination of Reserve Requirement Under Exhibit A of Rule 15c3-3

No material difference exists between the broker's most recent, unaudited, Part IIA filing and the Annual Audit Report.

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

17 BATTERY PLACE, 11th FLOOR
NEW YORK, NY 10004
(212) 709-9512

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
LoCorr Distributors, LLC

We have reviewed management's statements, included in the accompanying Exemption Report in which (1) LoCorr Distributors, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3-(1) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemptive provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Sanville + Company

Abington, Pennsylvania
February 26, 2018

LoCorr™ DISTRIBUTORS

Date: February 26, 2018

Exemption report:

In accordance with the FINRA membership agreement applicable to LoCorr Distributors, LLC ("LoCorr"), it is designated to operate under the exemptive provision of paragraph (k)(1). LoCorr does not handle cash or securities on behalf of customers. Therefore, to the best knowledge and belief of LoCorr it is in compliance with Rule 15c3-3 and has been so throughout the year ended December 31, 2017 without exception.

Jon C Essen, Chief Financial Officer

LOCORR DISTRIBUTORS, LLC
Financial Statements
and
Supplemental Schedules Pursuant
to SEC Rule 17a-5

December 31, 2017